FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2003

Freegold Ventures Limited

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited

(Registrant)

“Taryn Downing”

Date:   August 29, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

FREEGOLD VENTURES LIMITED

TORONTO STOCK EXCHANGE TRADE SYMBOL: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

July 14, 2003

Drilling Commences on Union Bay Platinum Project, Ketchikan, Alaska

Joint Venture with LONMIN PLC

Highlights:

•

Drilling Commences at Union Bay

•

Project Area increased by 100%

•

US$ 815,000  -  Exploration Budget

•

Current Platinum Price $684

Drilling has commenced on the Union Bay Platinum Project.  The Union Bay Project is a Joint Venture with LONMIN PLC the world's third largest underground platinum group metals producer which produced approximately 1.5 million ounces of platinum group metals and gold in 2002.

The Union Bay prospect is located in southeast Alaska approximately 35 miles northwest of Ketchikan.  Six zones of multi-gram platinum values have been identified to date.

An additional 394 claims have been staked in the project area, increasing the size of the existing project by 100%. In 2003, LONMIN is funding a US$815,000 exploration program which commenced in mid May and will include testing several outcropping targets. Systematic surface exploration is also being carried out with the objective of defining additional drill targets.

Drilling has commenced in the North Zone, with two of the holes located to the northwest of the holes drilled in 2001 and one located to the southeast of the 2001 drill area.

Sampling has been completed on the Jaguar Zone where rock types are similar to those at the North zone (wehrlites and clinopyroxenites) and are similarly cut by diopside dikes. Holes drilled in 2001 (UB01-1 and UB01-2) were drilled under  North Zone outcrops where previous surface sampling and rock saw trenching had returned values up to 18 grams per tonne (g/t) platinum  and palladium (Pd) - (14.6 g/t Pt and 3.3 g/t Pd). The holes were designed to test down-dip continuity of a north-west trending PGE-bearing horizon defined by previous mapping and sampling. Hole UB01-1, drilled to the west, intersected this horizon at a depth of 19.1 metres, with a 0.5 metre interval assaying 11.2g/t Pt and Pd.

LONMIN has the option to continue to fund the Union Bay Project by expending a minimum of US$1 million per annum in 2004, 2005, and 2006, US $750,000 for each year thereafter.  Under the terms of the agreement, LONMIN may earn up to 70% interest in the project by completing a full feasibility study, which will be approved by the JV Management Committee. Upon a decision by the JV Management Committee to proceed to place the project into Commercial Production, LONMIN will arrange 100% of the required financing on terms acceptable to all parties. Following commencement of commercial production, Freegold and PFN will each repay their share of the financing costs and contribute pro rata to operating costs on agreed upon commercial terms. Under an earlier agreement between Freegold and PFN dated October 1, 2002, and subsequently amended April 2, 2003, PFN may earn a 50% interest in the project.

The Qualified person for this release is Curt Freeman, B.A., M.Sc., Union Bay Project, Ketchikan, Alaska.

Special Warrant Private Placement

Further to the news releases dated January 24th, 2003 and April 9, 2003, the Company announces that it has completed a special warrant private placement of 2,245,197 special warrants for total proceeds of $1,012,818.65.

In addition the Company has issued 160,222 broker warrants to a qualified broker who assisted the Company in this private placement.

About Freegold Ventures Limited

Freegold Ventures (TSX.ITF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska as well as the Almaden Gold Project in Idaho.  Freegold is currently in negotiations with major and mid-tier mining companies in an effort to further explore and develop its gold properties

For further information, please contact toll free 1-800-667-1870.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

DISCLAIMER:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 14, 2003

Item 3: Press Release

A Press release dated and issued July 14, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces drilling has commenced on the Union Bay Platinum Project.  This Project is a joint venture with LONMIN PLC.

Item 5: Full Description of Material Change

See attached News Release dated July 14, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___July 15, 2003_______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity